                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
      Statement Under Section 13(d) of the Securities Exchange Act of 1934
                                (Amendment No. 4)
                                (Final Amendment)

                                       and

                                 SCHEDULE 14D-1
      Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities
                              Exchange Act of 1934
                                (Amendment No. 5)
                                (Final Amendment)

                               -------------------

                                    COHR INC.
                            (Name of Subject Company)

                           TCF ACQUISITION CORPORATION
                           THREE CITIES FUND II, L.P.
                          THREE CITIES OFFSHORE II C.V.
                                    (Bidders)

                     Common Stock, Par Value $.01 per Share
           (Including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                    192567105
                      (CUSIP Number of Class of Securities)

                               -------------------

       J. William Uhrig                                 Copy to:
           President                            David W. Bernstein, Esq.
  TCF Acquisition Corporation                      Rogers & Wells LLP
c/o Three Cities Research, Inc.                      200 Park Avenue
      650 Madison Avenue                        New York, New York 10166
   New York, New York 10022                          (212) 878-8000
        (212) 838-9660
 (Name, Address and Telephone
Number of Person Authorized to
      Receive Notices and
   Communications on Behalf
          of Bidder)

                               -------------------

-----------------------                                   ---------------------
CUSIP No. 192567105           SCHEDULES 13D AND 14D-1      Page 2 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                              THREE CITIES FUND II, L.P.
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCES OF FUNDS
                           OO - Partner Contributions
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          |_|
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
===============================================================================
   NUMBER OF      7.   SOLE VOTING POWER
     UNITS
                                   0
                 ==============================================================
  BENEFICIALLY    8.   SHARED VOTING POWER
    OWNED BY
                                   0
                 ==============================================================
      EACH        9.   SOLE DISPOSITIVE POWER
   REPORTING
                                   0
                 ==============================================================
  PERSON WITH     10.  SHARED DISPOSITIVE POWER

                                   0
===============================================================================
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   6,038,508
===============================================================================
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
===============================================================================
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   93.9%
===============================================================================
  14.    TYPE OF REPORTING PERSON

                                   PN
===============================================================================

-----------------------                                   ---------------------
CUSIP No. 192567105           SCHEDULES 13D AND 14D-1      Page 3 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THREE CITIES RESEARCH, INC.
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCES OF FUNDS
                          Not Applicable
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          |_|
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
================================================================================
   NUMBER OF      7.   SOLE VOTING POWER
     UNITS
                                   0
                 ==============================================================
  BENEFICIALLY    8.   SHARED VOTING POWER
    OWNED BY
                                   0
                 ==============================================================
      EACH        9.   SOLE DISPOSITIVE POWER
   REPORTING
                                   0
                 ==============================================================
  PERSON WITH     10.  SHARED DISPOSITIVE POWER

                                   0
===============================================================================
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   6,038,508
===============================================================================
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
===============================================================================
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   93.9%
===============================================================================
  14.    TYPE OF REPORTING PERSON

                                   CO
===============================================================================

-----------------------                                   ---------------------
CUSIP No. 192567105           SCHEDULES 13D AND 14D-1      Page 4 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            THREE CITIES OFFSHORE II C.V.
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCES OF FUNDS
                           00 - Partner Contributions
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          |_|
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        NETHERLANDS ANTILLES
================================================================================
   NUMBER OF      7.   SOLE VOTING POWER
     UNITS
                                   0
                 ==============================================================
  BENEFICIALLY    8.   SHARED VOTING POWER
    OWNED BY
                                   0
                 ==============================================================
      EACH        9.   SOLE DISPOSITIVE POWER
   REPORTING
                                   0
                 ==============================================================
  PERSON WITH     10.  SHARED DISPOSITIVE POWER

                                   0
===============================================================================
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   6,038,508
===============================================================================
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
===============================================================================
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   93.9%
===============================================================================
  14.   TYPE OF REPORTING PERSON

                                   PN
===============================================================================

-----------------------                                   ---------------------
CUSIP No. 192567105           SCHEDULES 13D AND 14D-1      Page 5 of 7 Pages
-----------------------                                   ---------------------
===============================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             TCF ACQUISITION CORPORATION
===============================================================================
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) |_|
===============================================================================
  3.    SEC USE ONLY

===============================================================================
  4.    SOURCES OF FUNDS
                          Not applicable
===============================================================================
  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                          |_|
===============================================================================
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                          DELAWARE
===============================================================================
   NUMBER OF      7.   SOLE VOTING POWER
     UNITS                            6,038,508
                  =============================================================
  BENEFICIALLY    8.   SHARED VOTING POWER
    OWNED BY
                                   0
                 ==============================================================
      EACH        9.   SOLE DISPOSITIVE POWER
   REPORTING
                                   6,038,508
                 ==============================================================
  PERSON WITH     10.  SHARED DISPOSITIVE POWER

                                   0
===============================================================================
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   6,038,508
===============================================================================
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          |_|
===============================================================================
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   93.9%
===============================================================================
  14.    TYPE OF REPORTING PERSON

                                   PN
===============================================================================

      This Statement constitutes (i) the final Amendment to the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on January 4, 1999, as amended by Amendment No. 1 filed with the Commission on February 5, 1999, Amendment No. 2 filed with the Commission on February 19, 1999 and Amendment No. 3 filed with the Commission on February 22, 1999 (the "Schedule 13D"), by Three Cities Fund II, L.P., a Delaware limited partnership, Three Cities Offshore II C.V., a Netherlands Antilles partnership, and Three Cities Research, Inc., a Delaware corporation, and (ii) the final Amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on January 4, 1999, as amended by Amendment No. 1 filed with the Commission on February 5, 1999, Amendment No. 2 filed with the Commission on February 9, 1999, Amendment No. 3 filed with the Commission on February 19, 1999 and Amendment No. 4 filed with the Commission on February 22, 1999 (the "Schedule 14D-1"), by TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), Three Cities Fund II, L.P. and Three Cities Offshore II C.V. relating to the tender offer of the Purchaser (the "Offer") to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares") of COHR Inc., a Delaware corporation, which are not owned by the Purchaser and its stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless the context otherwise requires, terms not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 6. Interest in Securities of the Subject Company.

     (a)-(b) The Offer expired pursuant to its terms at 12:00 midnight, New York City time, on Thursday, February 25, 1999. Based on information provided by the Depositary, a total of 2,953,083 Shares, representing approximately 45.9% of the outstanding Shares, were tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted all of those Shares for payment pursuant to the Offer.

      On February 26, 1999, Three Cities Fund II, L.P. and Three Cities Offshore II C.V. sold 3,085,425 Shares (without the claims and rights against COHR Inc., its directors, officers, agents, employees, underwriters, accountants, attorneys or other persons, or otherwise as a stockholder of COHR Inc. during the relevant time period, in five lawsuits which are pending against COHR Inc., or in any other action, suit or proceeding relating to the alleged acts or occurrences which are the subject of any of those five lawsuits, which Three Cities Fund II, L.P. and Three Cities Offshore II C.V. acquired from the sellers of the Shares when Three Cities Fund II, L.P. and Three Cities Offshore II C.V. acquired the Shares or which have arisen since Three Cities Fund II, L.P. and Three Cities Offshore II C.V. acquired the Shares) to the Purchaser for $3.92 per Share. As payment for the Shares, the Purchaser issued to each of Three Cities Fund II, L.P. and Three Cities Offshore II C.V. a 12% Subordinated Demand Note, in the principal amounts of $4,499,397.85 and $7,583,126.45, respectively.

Item 11. Material to be Filed as Exhibits.

      (a)(21) Text of press release issued by Three Cities Research, Inc. on February 26, 1999.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 26, 1999

                                          TCF ACQUISITION CORPORATION


                                          By:   /s/  J. William Uhrig*
                                                --------------------------------
                                                J. William Uhrig
                                                President


                                          THREE CITIES FUND II, L.P.

                                          By:   TCR Associates, L.P.,
                                                its general partner

                                                By: Three Cities Research, Inc.,
                                                    its general partner

                                                    By: /s/ William de Vogel*
                                                        ------------------------
                                                        William de Vogel
                                                        President


                                          THREE CITIES OFFSHORE II C.V.

                                          By: TCR Offshore Associates, L.P.,
                                              its general partner

                                              By: Three Cities Associates, N.V.,
                                                  its general partner

                                                  By: /s/ J. William Uhrig*
                                                      --------------------------
                                                      J. William Uhrig
                                                      President



                                          *By:  /s/  David W. Bernstein
                                                --------------------------------
                                                David W. Bernstein
                                                Attorney-in-Fact